UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **March 16, 2007**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 16, 2007, American Independence Corp. issued a press release announcing net income for the fourth quarter and year ended December 31, 2006. A copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated March 16, 2007.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: March 20, 2007
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   **CONTACT: DAVID T. KETTIG**
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   **www.americanindependencecorp.com**
NASDAQ – AMIC

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2006 FOURTH QUARTER AND ANNUAL RESULTS

New York, New York, March 16, 2007. American Independence Corp. (NASDAQ: AMIC) today reported 2006 fourth quarter and annual results.

Financial Results

Net income was $0.6 million ($.07 per share, diluted), net of a provision for income taxes of $0.4 million, for the three months ended December 31, 2006, compared to $2.0 million ($.23 per share, diluted) for the three months ended December 31, 2005. Revenues amounted to $22.1 million for the three months ended December 31, 2006, compared to revenues of $20.8 million for the three months ended December 31, 2005. As of December 31, 2006, AMIC had approximately $276 million of federal net operating loss carryforwards. To the extent that AMIC utilizes any such carryforwards, it will not pay any income taxes, except for federal alternative minimum taxes and state income taxes. The 2005 fourth quarter results were positively impacted by a $2.1 million further reduction of the valuation allowance related to the deferred tax asset; there was not a corresponding reduction in 2006. On a non-GAAP basis, the Company's income from continuing operations excluding amortization expense and federal income tax charge related to deferred taxes for the three months ended December 31, 2006 was higher than the corresponding period in 2005; $1.0 million ($.12 per share, diluted) for the three months ended December 31, 2006, as compared to $47 thousand ($.01 per share, diluted) for the three months ended December 31, 2005.

AMIC also reported net income of $1.5 million ($.17 per share, diluted) for the year ended December 31, 2006 compared to $5.5 million ($.64 per share, diluted) for the year ended December 31, 2005. Revenues amounted to $81.5 million for the year ended December 31, 2006, compared to revenues of $83.1 million for the year ended December 31, 2005. The decrease in net income for the year ended December 31, 2006, as compared to the comparable period in 2005, is largely due to an increase in the loss ratio on medical stop-loss business written prior to 2006, a reduction in fee income due to lower premiums produced by our MGUs in 2006, and lower profit commissions received by our MGUs due to higher loss ratios on business incepting in prior years. On a non-GAAP basis, the Company's income from continuing operations, excluding amortization expense and federal income tax charge related to deferred taxes, for the year ended December 31, 2006 was $2.7 million ($.32 per share, diluted), as compared to $6.0 million

($.71 per share, diluted) for the year ended December 31, 2005.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "AMIC has made great strides the last two years in accomplishing three critical goals: (i) becoming an issuing carrier instead of purely a reinsurer; (ii) transitioning from being dependent on a single, relatively small and more cyclical niche market – medical stop loss – to having a growing, more diversified presence in multiple fully insured health insurance product lines, including small group medical and major medical for individuals and families; and (iii) improving the profitability of our core medical stop-loss block of business."

Mr. Thung, continued, "Softness in the medical stop-loss market and reserve strengthening, primarily relating to business written in 2004, has adversely affected our earnings over the past five quarters. Based on currently available information, business incepting in 2006, of which a material portion will be earned and recorded in 2007, is projected to achieve a net loss ratio that is meaningfully lower than that of business incepting in 2005, just as the net loss ratio on business incepting in 2005 was meaningfully lower than that of business incepting in 2004. Due to reserve strengthening with respect to business written in prior years, as a consequence of claim development in 2006, the net loss ratio on our medical stop-loss line actually increased by 3.4% when comparing calendar year 2005 to 2006. We have also accelerated the diversification of our book of business by Independence American becoming the carrier for two programs specializing in small group major medical, major medical for individuals and families, and medical stop-loss. We believe that, as of the end of 2007, Independence American (which is now licensed in 44 jurisdictions) will write approximately $39 million of annualized premiums. The fully insured health insurance market is generally more predictable and is thought to be more than 100 times larger ($500 billion market versus $4 billion) in size than employer medical stop-loss. Our goal is to write and reinsure more fully insured health insurance in 2007, which will make us a stronger and more diversified company that is less susceptible to market cycles. We believe that, largely as a result of lower loss ratios and the aforementioned increase in premiums written by our insurance company, we will produce higher earnings in 2007."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below. Operating results reported on a non-GAAP basis exclude non-cash charges related to the amortization of intangible assets recorded in purchase accounting and the Federal income tax charge related to deferred taxes.

About American Independence Corp.

AMIC is a holding company principally engaged in employer medical stop-loss, small group major medical, major medical for individuals and families, and managed care insurance and reinsurance through Independence American Insurance Company and its managing general underwriter division.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
FOURTH QUARTER REPORT
DECEMBER 31, 2006
(in Thousands Except Per Share Data)

		Three Months Ended December 31,			Year Ended December 31,	
		2006	**2005**		**2006**	**2005**
Premiums earned	$	18,402	$ 16,809	$	67,777	$ 66,118
MGU fee income		2,738	3,266		10,356	14,156
Net investment income		901	747		3,267	2,501
Net realized gains (losses)		18	(5)		66	245
Other income		5	4		19	110
Revenues		22,064	20,821		81,485	83,130
Insurance benefits, claims and reserves		12,791	12,962		47,799	44,722
Selling and general expenses		8,115	7,604		30,267	31,192
Amortization and depreciation		130	275		689	1,100
Other expenses		57	37		262	477
Expenses		21,093	20,878		79,017	77,491
Income (loss) from continuing operations before income tax		971	(57)		2,468	5,639
Provision for income tax		361	50		960	2,199
Reduction in valuation allowance related to deferred tax asset		-	(2,079)		-	(2,079)
Income from continuing operations		610	1,972		1,508	5,519
Gain (loss) on disposition of discontinued operations, net of tax		-	-		(54)	(59)
Net income	$	610	$ 1,972	$	1,454	$ 5,460
Basic Income Per Common Share:						
Income from continuing operations	$	.07	$ .23	$	.18	$ .65
Gain (loss) on disposition of discontinued operations, net of tax		-	-		(.01)	(.01)
Net income	$	.07	$ .23	$	.17	$ .64
Weighted average basic common shares		8,454	8,451		8,452	8,447
Diluted Income Per Common Share:						
Income from continuing operations	$	.07	$ .23	$	.18	$ .65
Gain (loss) on disposition of discontinued operations, net of tax		-	-		(.01)	(.01)
Net income	$	.07	$ .23	$	.17	$ .64
Weighted average diluted common shares		8,514	8,519		8,506	8,526

As of December 31, 2006, there were 8,457,890 common shares outstanding, net of treasury shares.

AMERICAN INDEPENDENCE CORP.
RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO
NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In Thousands Except Per Share Data)

	Three Months Ended December 31,			Year Ended December 31,			
		2006		2005		2006		2005
Income from continuing operations	$	610	$	1,972	$	1,508	$	5,519
Amortization of intangible assets related to purchase accounting		73		202		427		809
Federal income tax charge related to deferred taxes		305		(48)		749		1,785
Reduction of valuation allowance related to deferred tax asset		-		(2,079)		-		(2,079)
Income from continuing operations excluding amortization and federal income tax charge	$	988	$	47	$	2,684	$	6,034
Non - GAAP Basic Income Per Common Share:								
Income from continuing operations excluding amortization and federal income tax charge	$	.12	$	.01	$	.32	$	.71
Non - GAAP Diluted Income Per Common Share:								
Income from continuing operations excluding amortization and federal income tax charge	$	.12	$	.01	$	.32	$	.71